Exhibit 99.17

ZenaTech Signs Offer to Acquire Colorado Land Surveying Firm, Expanding National Drone as a Service (DaaS) Business into a $36 Billion US Surveying and Mapping Market

Vancouver, British Columbia, (September 25, 2025) — ZenaTech, Inc. (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) ("ZenaTech"), a business technology solution provider specializing in AI (Artificial Intelligence) drones, Drone as a Service (DaaS), Enterprise SaaS, and Quantum Computing solutions, today announces that it has signed an offer to acquire a long-established Colorado-based land surveying firm with a portfolio developers, municipalities, and utilities customers. When closed, this will mark ZenaTech’s first DaaS location in its Central West US region, expanding the company’s rapidly growing national presence. The firm to be acquired has a well-respected reputation of providing surveying services, including monumented land surveys, comprehensive property surveys, topographic surveys, and drone aerial topographic surveys, reaching across multiple Colorado counties.

“This proposed acquisition will mark our Colorado debut, a state with a challenging surveying landscape from rugged mountains to vast ranch lands, mineral rights law complexity, and significant demand for infrastructure development and land management,” said Shaun Passley, Ph.D., ZenaTech CEO. “By combining traditional survey workflows with our AI drone technology, we can now reach areas that were once considered too difficult, and capture data faster while providing our clients with an unprecedented level of accuracy. Together, we intend to build a platform that both modernizes surveying processes and extends into other drone-based services, such as utilities inspection and precision agriculture, providing new recurring revenue streams in a fast-growing market.”

According to Business Research Insights, the US land surveying and mapping services market was valued at approximately USD 36.42 billion in 2024.  Estimates project a market of USD 47.46 billion by 2033, reflecting sustained demand for accurate, technology-enabled survey solutions. With Colorado’s rapid population growth and rising demand for infrastructure, renewable energy projects, and land development, the firm to be acquired provides a strong platform for expansion that ZenaTech can accelerate through its Drone as a Service model.

Currently ZenaTech has completed ten acquisitions toward its goal of acquiring and establishing 25 Drone-as-a-Service locations by mid-2026. The company’s DaaS model provides businesses and government customers with a flexible and convenient on-demand pay-per-use or subscription access to drone-based services for a variety of surveying, inspections, and automation of old tech or manual processes. The model eliminates the need to invest in capital costs, pilots, maintenance, and compliance to benefit from drone innovation. The company is acquiring these and other businesses ripe for drone innovation, to advance its national vision for a scalable, tech-enabled multiservice drone business anchored by existing customers and recurring revenue.

About ZenaTech

ZenaTech (Nasdaq: ZENA) (FSE: 49Q) (BMV: ZENA) is a technology solutions company specializing in AI drone, Drone as a Service (DaaS), enterprise SaaS and Quantum Computing for mission-critical business and government applications. Since 2017, the Company has leveraged its software development expertise and grown its drone design and manufacturing capabilities through ZenaDrone, to innovate and improve customer inspection, monitoring, safety, security, compliance, and surveying processes. With enterprise software customers using branded solutions in law enforcement, government, business and industrial sectors, and drones being implemented in these plus agriculture, defense, land survey, and logistics sectors, ZenaTech’s portfolio of solutions helps drive exceptional operational efficiencies, precision, and cost savings. The Company operates through global offices in North America, Europe, Taiwan, and UAE, and is growing its US DaaS business and network of locations through acquisitions.

About ZenaDrone

ZenaDrone, a wholly owned subsidiary of ZenaTech, develops and manufactures drone solutions for business and government, that can incorporate machine learning software, AI, predictive modeling, Quantum Computing, and other software and hardware innovations. Created to revolutionize the hemp farming sector, its specialization has grown to multifunctional AI drone solutions for industrial surveillance, monitoring, inspection, process automation, and defense applications. Currently, the ZenaDrone 1000 drone is used for crop management applications in agriculture and critical field cargo applications in the defense sector, the IQ Nano indoor drone is used for inventory management and security in the warehouse and logistics sectors, and the IQ Square is an outdoor drone designed for land surveys and inspections use in commercial and defense sectors.

Contacts for more information:

Company, Investors, and Media:

Linda Montgomery

ZenaTech

312-241-1415

investors@zenatech.com

Investors:

Michael Mason

CORE IR

investors@zenatech.com

Safe Harbor

This press release and related comments by management of ZenaTech, Inc. include “forward-looking statements” within the meaning of U.S. federal securities laws and applicable Canadian securities laws. These forward-looking statements are subject to the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. This forward-looking information relates to future events or future performance of ZenaTech and reflects management’s expectations and projections regarding ZenaTech’s growth, results of operations, performance, and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to management. In some cases, forward-looking information can be identified by terminology such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “aim”, “seek”, “is/are likely to”, “believe”, “estimate”, “predict”, “potential”, “continue” or the negative of these terms or other comparable terminology intended to identify forward-looking statements.  Forward-looking information in this document includes, but is not limited to ZenaTech’s expectations regarding its revenue, expenses, production, operations, costs, cash flows, and future growth; expectations with respect to future production costs and capacity; ZenaTech's ability to deliver products to the market as currently contemplated, including its drone products including ZenaDrone 1000 and IQ Nano; ZenaTech’s anticipated cash needs and it’s needs for additional financing; ZenaTech’s intention to grow the business and its operations and execution risk; expectations with respect to future operations and costs; the volatility of stock prices and market conditions in the industries in which ZenaTech operates; political, economic, environmental, tax, security, and other risks associated with operating in emerging markets; regulatory risks; unfavorable publicity or consumer perception; difficulty in forecasting industry trends; the ability to hire key personnel; the competitive conditions of the industry and the competitive and business strategies of ZenaTech; ZenaTech’s expected business objectives for the next twelve months; ZenaTech’s ability to obtain additional funds through the sale of equity or debt commitments; investment capital and market share; the ability to complete any contemplated acquisitions; changes in the target markets; market uncertainty; ability to access additional capital, including through the listing of its securities in various jurisdictions; management of growth (plans and timing for expansion); patent infringement; litigation; applicable laws, regulations, and any amendments affecting the business of ZenaTech.